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SEC File Number: 0-24298
CUSIP Number: 600551105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):                  ☐       Form 10-K        ☐      Form 11-K       ☐       Form 20-F      ☒         Form 10-Q    ☐   Form N-SAR

                                    For Period Ended:        June 30, 2004

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Critical Home Care, Inc.
Former name (if applicable):
Address of principal executive office (street and number):
26777 Central Park Blvd., Suite 200
City, state, and zip code	Southfield, Michigan 48076

PART II
RULE 12b-25(b) AND (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Company needs additional time to complete the consolidating and consolidated financial statements necessitated by the acquisition of Arcadia Services, Inc. and Arcadia Rx resulting from the merger of the Company's subsidiary CHC Sub, Inc. with and into RKDA, Inc., on May 10, 2004, without reasonable effort and expense.

PART IV
OTHER INFORMATION

            (1)            Name and telephone number of person to contact in regard to this notification:

Lawrence R. Kuhnert	(248)	352-7530
(Name)	(Area Code)	(Telephone Number)

            (2)            Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes  ☐  No

            (3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes  ☐  No

            If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary results of operations for the three months ended June 30, 2004 reflect net income of approximately $504,875 compared to net income of $825,900 for the three months ended June 30, 2003.  The decrease in net income is due primarily to an increase in general and administrative expenses related to the merger of CHC Sub, Inc. with and into RKDA, Inc.  The preliminary results do not reflect any income or expense resulting from the Company's issuance of Warrants to certain creditors of the Company which Warrants are in the process of being valued.  These results are subject to further review and adjustment.  Due to the accounting treatment of the merger, the results of operations for the three months ended June 30, 2004 reflect the consolidated operations of RKDA, Inc. (including those of Arcadia Services, Inc. and Arcadia Rx) and also include the results of operations for Critical Home Care, Inc. for the period May 10, 2004 through June 30, 2004 unrelated to those of RKDA, Inc.

Critical Home Care, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 16, 2004	By: /s/ Lawrence R. Kuhnert Lawrence R. Kuhnert Vice Chairman of Finance (Principal Financial and Accounting Officer), President and Chief Operating Officer

            Instruction.  This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.